UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Alger Next Gen Growth Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Pearl Street, 27th Floor

New York, New York 10004

Telephone Number (including area code): (212) 806-8800

Name and address of agent for service of process:

Tina Payne

c/o Fred Alger Management, LLC

100 Pearl Street, 27th Floor

New York, New York 10004

With copies of Notices and Communications to:

Nicole Runyan, P.C.

Kim Kaufman, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒     NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of New York and the state of New York on the 24th day of September, 2025.

Alger Next Gen Growth Fund

By:	/s/ Hal Liebes
Name:	Hal Liebes
Title:	Sole Trustee

Attest:	/s/ Tina Payne
Tina Payne